June 28, 2010
VIA EDGAR AND OVERNIGHT COURIER

Mail Stop 4561
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attention:	Mark P. Shuman
David L. Orlic

Re:	Qlik Technologies Inc. Amendment No. 4 to Registration Statement on Form S-1 File No. 333-165844 Date Filed: April 1, 2010
Dear Messrs. Shuman and Orlic:
     Qlik Technologies Inc. (the “Company”) has electronically transmitted via EDGAR Amendment No. 4 (“Amendment No. 4”) to its Registration Statement on Form S-1 (“Registration Statement”), together with certain exhibits thereto. Manually executed signature pages and consents have been executed prior to the time of this electronic filing and will be retained by the Company for five years. We have also enclosed with the couriered delivery of this letter (i) three unmarked hard copies of Amendment No. 4 and (ii) three hard copies of Amendment No. 4 which are marked to show changes to Amendment No. 2 to the Registration Statement filed on May 27, 2010.
     On behalf of the Company, this letter corresponds to the comments set forth in the letter to the Company dated June 9, 2010, from the staff of the Securities and Exchange Commission (the “Staff”). For your convenience, we have repeated and numbered the comments from the June 9, 2010 letter in italicized print. The Company’s responses are provided below each comment.
General
1.	We are aware of a website at www.qlikviewiran.com, which appears to be related to Iran and which refers to your technology. Iran is identified by the State Department as a state sponsor of terrorism, and is subject to U.S. economic sanctions and export controls. We note that your form S-1 does not include
GUNDERSON DETTMER STOUGH VILLENEUVE FRANKLIN & HACHIGIAN, LLP
850 WINTER STREET, WALTHAM, MA 02451 / PHONE: 781.890.8800 / FAX: 781.622.1622
SILICON VALLEY / BOSTON / NEW YORK / SAN DIEGO

June 28, 2010

disclosure regarding contacts with Iran. Please tell us whether you are associated, directly or indirectly, with the referenced website. If so, describe to us the nature and extent of your past, current, and anticipated contacts with Iran, if any, whether through subsidiaries, resellers, or other direct or indirect arrangements. Your response should describe any products, components, equipment, technology, software, or services that you have provided into Iran, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the government of Iran or entities controlled by that government.

RESPONSE TO COMMENT 1:
     The Company respectfully advises the Staff that the website www.qlikviewiran.com is not affiliated with the Company. The Company has also checked with the resellers of its products and the Company has no reason to believe that the website is affiliated with its resellers. The Company had no knowledge of the existence of the website until the Staff had raised the question in its June 9, 2010 letter. The Company is working to ascertain the identity of the party that operates this website and intends to take action to direct this party to remove the Company’s logo and other marks from the website. The Company also advises the Staff that it does not have any past, current or anticipated direct contacts with Iran and that it has not directly or, to its knowledge, indirectly provided any products, components, services or technology to this country.
2.	We note your response to prior comment 2. We are unable to concur in your conclusion that the IDC white papers fall outside the scope of Rule 436.

Accordingly, if you intend to retain this information in your prospectus, please file a consent of IDC as an exhibit to your registration statement.

RESPONSE TO COMMENT 2:
     The Company acknowledges the Staff’s comments and has filed a consent of IDC as an exhibit to its Registration Statement with Amendment No. 4.
Compensation Discussion and Analysis
Principal Elements of Executive Compensation
Cash Incentive Bonus, page 89
3.	We note your response to prior comment 6. We do not see how disclosure of your revenue target may be distinguished from disclosure of any target that is tied to

June 28, 2010

company-wide financial results that are publicly reported. Please disclose the revenue targets used in determining your cash incentive bonus.

RESPONSE TO COMMENT 3:
     The Company acknowledges the Staff’s comments and has revised its disclosure in the section entitled “Cash Incentive Bonus” accordingly.
Long-Term Incentive Compensation, page 91
4.	We note that in May 2010, your compensation committee approved the grant of additional stock options to your named executive officers. You cite a determination by the committee to award these incentives, but you do not appear to disclose the basis for this determination. Please revise your disclosure, or advise. See Instruction 2 to Item 402(b) of Regulation S-K.

RESPONSE TO COMMENT 4:
     The Company acknowledges the Staff’s comments and has revised its disclosure in the section entitled “Long-Term Incentive Compensation” accordingly.
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June 28, 2010

     The Company respectfully advises the Staff that it has revised its disclosure in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies and Estimates — 2010 Valuations” to respond to Comment 11 set forth in the Staff’s letter to the Company dated April 28, 2010. The text of Comment 11 is as follows: “Additionally, please revise to disclose the significant factors contributing to the difference between the estimated IPO price, when available, and the fair value determined as of the date of your last option grant. This reconciliation should describe significant intervening events within the company and changes in assumptions (e.g. illiquidity, minority, or lack of marketability discounts), weighting, and selection of valuation methodologies, if any.”
     In addition, Exhibit 3.2 to the Registration Statement has been amended and restated in its entirety in connection with the filing of Amendment No. 4 in order to correctly reflect the number of authorized shares of common stock and preferred stock of the Company following the proposed offering. The Company has filed an amended and restated Exhibit 10.20 to the Registration Statement to reflect administrative modifications to the Company’s 2010 Equity Incentive Plan approved by its board of directors. The Company does not believe that these administrative modifications require any changes to the disclosure contained within the text of the Registration Statement. Exhibits 21.1, 10.25A, 10.26.A and 10.28A to the Registration Statement have been amended and restated in their entirety in order to correct a typographical error contained in the filed versions of such exhibits.
     Please do not hesitate to contact me at 781.795.3530 or my colleague, Keith Scherer, at 781.795.3507 if you have any questions or would like additional information regarding this matter.

Very truly yours,

GUNDERSON DETTMER STOUGH
VILLENEUVE FRANKLIN & HACHIGIAN, LLP

By:	/s/ Richard R. Hesp

Richard R. Hesp

cc:	Lars Björk
William Sorenson
Jay K. Hachigian